

September 15, 2014

Via E-mail
Brian Lane
Chief Executive Officer and President
American Doctors Online, Inc.
200 Mill Road, Suite 350A
Fairhaven, MA 02719

> **Re:** **American Doctors Online, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed September 4, 2014**
> **File No. 000-55250**

Dear Mr. Lane:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated August 14, 2014.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business

Massachusetts (MA) Sexual Assault Nurse Examiner (SANE) Program, page 6

1.   Please refer to prior comment 7 and provide support for your statement on page 6 that "SANE Programs have been shown to improve the quality of healthcare for patients/survivors, increase the quality of forensic evidence collection, support police investigations, and increase the successful prosecution of such cases."

Customers, page 7

2.   We note that in response to prior comment 10 you did not disclose the material terms of any agreements with Royal Health Group or file any agreements with Royal Health

Group as exhibits to the registration statement. Please advise. Also revise to disclose the termination events in your agreement with Senior Whole Health.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 24

3. In response to prior comment 18, you disclosed in footnote (2) that Mr. Bulat holds approximately 86.6% of the voting power. Please reconcile this disclosure with the third risk factor on page 11 where you disclose that your officers and directors hold approximately 71% of the voting power.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 28

4. We note your added disclosure in response to prior comment 20. Please clarify whether the June 1, 2013 consulting agreement with Venture Equity continues to be in effect and whether this is the same agreement as the Chief Financial Officer Agreement dated October 28, 2013 filed as Exhibit 10.5. To the extent that any rights or obligations continue, please expand your disclosure and file any amendments as exhibits. Further, you state in your letter that you have disclosed the Management Services and License Agreement with PDRx as a related party transaction but this section does not appear to have that new disclosure. Please advise.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3453 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Adviser

cc: Via E-mail
      Laura Anthony, Esq.
      Legal and Compliance, LLC